

May 8, 2015

Robert J. Oswald
Chief Executive Officer
Perk International, Inc.
5401 Eglinton Ave, West Suite 205
Toronto, Ontario, Canada

> **Re: Perk International, Inc.**
> **Amendment No. 2 to Form 8-K**
> **Filed April 30, 2015**
> **Form 10-Q for the Period Ended February 28, 2015**
> **Filed April 20, 2015**
> **File No. 333-189540**

Dear Mr. Oswald:

We have reviewed your April 29, 2015 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our March 6, 2015 letter.

Amendment No. 2 to Form 8-K Filed April 30, 2015

Results of Operations for the Year Ended May 31, 2014 …. Page 19
Results of Operations for the three and nine months ended February 28, 2015 and 2014, page 20

1.   We note your enhanced MD&A on the results of your operations for the years then ended. In connection with your revenue from services, you refer to your "management fee model in tandem with turnkey network sales." It is unclear to us how that management fee model is related to the subscription based revenue model that you described on page 7. Please advise or revise.

2.   You refer to advertising and sponsorship revenue in connection with the Admerge Media asset assumption, partnership model with IDS Canada and relationship with Kontact Media. Please explain the nature of your relationship with each of these entities (i.e.,

customer, supplier, or revenue partner), including how your relationship with them will enable you to earn advertising and sponsorship revenue.

3.   Please explain how you derived revenues from the "admerge deal" and how Admerge ended up owing you CAD$96,000. It appears that you would have owed them amounts for the use of its system.

Operating profit (loss), page 21

4.   We note that you accepted computer equipment to settle the CAD$96,000 which Admerge owed you. Thereafter, it appears that this computer equipment was impaired. Please tell us if and how you considered the fair value of Admerge's computer equipment upon receipt compared with the balance that it owed.

Directors and Executive Officers, Promoters and Control Persons, page 24

Involvement in Certain Legal Proceedings, page 25

5.   Please disclose when the Royal Canadian Mounted Police brought criminal charges against Andrew Gaudet.

Exhibit 99.1

Balance Sheets at May 31, 2014

6.   We note your response to comment 10. As previously requested, please disclose your policy for estimating your allowance for doubtful accounts.

Form 10-Q for the Quarter Ended February 28, 2015

Interim Consolidated Balance Sheets, page F-1

7.   Please revise to reflect 70,000,000 issued and outstanding shares at May 31, 2014 since the shares issued in the reverser merger should be considered outstanding for all periods presented.

Interim Consolidated Statements of Changes in Stockholders' Deficiency, page F-4

8.   We note your presentation of the Statement of Stockholders' Equity hereunder and Note 7 on page F-8. In essence, the reverse merger transaction is a reverse recapitalization, which is equivalent to the issuance of stock by Tech 9 (accounting acquirer) for the net monetary liabilities of Perk International (accounting acquiree) accompanied by a stock split to retroactively adjust the legal capital of the accounting acquirer for the number of shares issued by the accounting acquiree in the transaction. Please revise to reflect the

shares issued in the merger as if they were outstanding in all periods in accordance with ASC 805-40-45-1, with separate captions for the reverse merger impact and post-reverse merger stock issuance arising from the exercise of warrants.

You may contact Kathryn Jacobson, Staff Accountant at (202) 551-3365 or Dean Suehiro, Staff Accountant, at (202) 551-3384 if you have questions regarding comments on the financial statements and related matters. Please contact Emily Drazan, Staff Attorney at (202) 551-3208, Kathleen Krebs, Special Counsel at (202) 551-3350, or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Kathleen Krebs, for

Larry Spirgel
Assistant Director

cc: Matthew O'Brien
        Chief Technology Officer